Mail Stop 3561

June 5, 2008

Kwong Kai Shun, Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

      Re: Asia Time Corporation
              Registration Statement on Form S-1
              Filed May 12, 2008
              File No. 333-150830

Dear Mr. Shun:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the bonds that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the bonds).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the bonds in this disclosure.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the bonds and the total possible payments to the selling shareholder and any of their affiliates in the first year following the sale of the bonds.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the bonds if the conversion price is adjusted to the lowest amount, or 70% of the conversion price, presented in a table with the following information disclosed separately:

   - the market price per share of the securities underlying the bonds on the date of the sale of the bonds or the conversion price of the bonds;

   - the conversion price per share of the underlying securities assuming the fixed conversion price is adjusted to the lowest amount, or 70% of the conversion price:

   - the total possible shares underlying the bonds (assuming no interest payments and complete conversion throughout the term of the bonds);

   - the combined market price of the total number of shares underlying the bonds, calculated by using the market price per share on the date of the sale of the bonds or the conversion price of the bonds and the total possible shares underlying the bonds;

   - the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the bonds calculated by using the discounted conversion price and the total possible number of shares the selling shareholder may receive; and

   - the total possible discount to the market price as of the date of the sale of the bonds or the conversion price of the bonds, calculated by subtracting the total discounted conversion price from the combined market price of the total number of shares underlying the bonds on that date.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    - the gross proceeds paid or payable to the issuer in the bond transaction;

    - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

    - the resulting net proceeds to the issuer; and

    - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the bonds and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comment 3.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment 2, divided by the net proceeds to the issuer from the sale of the bonds, as well as the amount of that resulting percentage averaged over the term of the bonds.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding prior to the bond transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder and the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

7. Please provide us, with a view toward disclosure in the prospectus, with the following information:

    - whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible securities; and

    - whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

- the date on which such selling shareholder entered into that short position; and

- the relationship of the date on which such selling shareholder entered into that short position to the date of the announcement of the bond transaction and the filing of the registration statement (e.g., before or after the announcement of the bond transaction, before the filing or after the filing of the registration statement, etc.).

8. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the bonds; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the bonds.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Description of the Bonds, page 62

9. With respect to the Mandatory Redemption provision, please disclose the exact date by which you were required to timely register the Bonds, Bond Warrants and underlying shares.

Consolidated Financial Statements

10. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Exhibit Index

11. You have listed Exhibits 5.1, 5.2 and 8.1 in your Exhibit Index but not filed them as exhibits. Please advise or confirm that you will file all exhibits.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kwong Kai Shun
Asia Time Corporation
June 5, 2008
Page 7

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin M. Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan Ma, Esq.
     Kirkpatrick & Lockhart Preston Gates Ellis LLP
     Via Facsimile